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                          December 23, 2022

       Justin M. Grow
       Executive Vice President and Chief Administrative Officer
       Delta Apparel, Inc.
       2750 Premiere Parkway, Suite 100
       Duluth, Georgia 30097

                                                        Re: Delta Apparel, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 20,
2022
                                                            File No. 333-268911

       Dear Justin M. Grow:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Sid Shenoy